Exhibit 99.1

7633 East 63rd Place Suite 230 Tulsa, OK 74133-1246 Tel: 918-249-2438 Fax: 918-249-2478

Brickell L&A Holdings LLC to Acquire First Trinity Financial Corporation

Tulsa, Oklahoma April 25, 2023 - First Trinity Financial Corporation (“First Trinity” or the “Company”) today announced that Brickell L&A Holdings LLC, a portfolio company of the Brickell Insurance Group of companies, and an affiliate of 777 Partners LLC (“777 Partners”), has entered into a definitive agreement to acquire the Company.

First Trinity is an insurance holding company operating since 2004 emphasizing annuity contracts and ordinary life insurance products in niche markets. For the year ended December 31, 2022, the Company had total revenues of $65.6 million, net income of $6.2 million, with total assets of $665.9 million and shareholders’ equity of $51.7 million as of December 31, 2022.

Brickell Insurance Group, with the support and financial strength of its principal capital partner 777 Partners, has the capital, expertise and flexibility to underwrite a diversified suite of liabilities in both the life and annuity and property-casualty spaces.

The purchase price will be calculated at closing and will be 1.17 times the Company’s GAAP shareholders’ equity as of closing, excluding accumulated other comprehensive income (loss), and subject to transaction expense adjustments. The transaction is expected to close in the fourth quarter of 2023, subject to receipt of insurance regulatory approvals, shareholder approval and customary closing conditions. Proceeds will be paid in cash to the Company’s shareholders. Based upon management’s expectations of the Company’s 2023 operating performance and transaction expenses, management expects the per share price to be in the range of approximately $7.75 to $8.00.

“I would like to thank all of our shareholders for their support over the years. Since founding the Company, we paid 5% common stock dividends in 2011 and 2012, a 10% common stock dividend in 2019, and paid a cash dividend of $.05 per Class A common share in 2020. This transaction is a great opportunity for them as they will receive cash for their shares” said Chairman, President and Chief Executive Officer, of First Trinity, Gregg E. Zahn. “We look forward to continuing to serve our policyholders with best-in-class products as part of the Brickell Insurance Group of companies.”

Steven W. Pasko, Managing Partner, commented “We look forward to welcoming First Trinity to the Brickell Insurance Group. The contemplated acquisition reflects Brickell’s firm commitment to the insurance space. First Trinity and its seasoned management team bring a long and admirable track record of originating and servicing life and annuity products along with deep distribution relationships. The Brickell team brings to First Trinity its organizational support as well as, through its affiliate 777 Partners, asset management and access to asset classes that will enhance the value First Trinity is able to provide to policyholders.”

The Company will continue to operate from its headquarters in Tulsa, Oklahoma under current management and with existing employees.

Further details of the transaction will be set forth in the Company’s Current Report on Form 8-K, which will be filed by the Company with the Securities and Exchange Commission (“SEC”) and available for viewing under First Trinity’s profile at www.sec.gov or at the Company’s website.

Oppenheimer & Co. Inc. is acting as financial advisor and Jones & Keller, P.C. as legal advisor to First Trinity. Morgan, Lewis & Bockius LLP is acting as legal advisor to Brickell L&A Holdings LLC.

About First Trinity Financial Corporation

First Trinity Financial Corporation is the parent holding company of Trinity Life Insurance Company (“TLIC”), Family Benefit Life Insurance Company (“FBLIC”), Trinity Mortgage Corporation (“TMC”) and Trinity American, Inc. (“TAI”).

About Brickell Insurance Group

Brickell Insurance Group consists of Brickell PC Insurance Holdings LLC (which owns property casualty companies, Sutton National Insurance Company and Sutton Specialty Insurance Company), Brickell Insurance Holdings LLC (which owns a reinsurer and annuity writer, 777 Re Ltd. and Merit Life Insurance Co., respectively) and Brickell L&A Holdings LLC formed in connection with the contemplated transaction to acquire First Trinity.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve a wide variety of risks and uncertainties, and include, without limitation, the risk that the proposed transaction may not close due to unforeseen circumstances, the anticipated completion of the acquisition or the timing thereof may not meet management’s anticipated timing, and the Company’s performance prior to closing of the proposed transaction may not be in line with management’s expectations, which would result in a lower per share price per share to be paid to shareholders. In addition, it is possible that various closing conditions for the transaction may not be satisfied or waived. These statements are also subject to certain risks and uncertainties including intense competition in the industry and national and international economic and other events. Thus, readers and investors are cautioned that the proposed transaction may not be completed and that the Company’s actual operating results may differ materially from those described in the forward-looking statements due to a number of factors that may be more fully described in additional documents set forth by the Company.

Important Information For Investors and Shareholders

In connection with the proposed transaction, the Company will file with the SEC a proxy statement that will include important information about both the Company and Brickell L&A Holdings LLC. Investors and security holders are urged to carefully read the proxy statement and other relevant documents the Company files with the SEC when they become available because they will contain important information about the Company and the proposed transaction. Investors and security holders may obtain these documents when available free of charge at the SEC‘s website at www.sec.gov.

In addition, documents filed with the SEC by the Company can be obtained free of charge at the Company’s website at https://firsttrinityfinancial.com/ or by contacting the Company by mail at 7633 East 63rd Place, Suite 230, Tulsa, Oklahoma, 74133, or by telephone at 918.249.2438.

Participants in the Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of the Company with respect to the approval of the proposed transaction. Information regarding the persons who may, under rules of the SEC, be considered participants in the solicitation of the shareholders of the Company in connection with the proposed transaction, including the interests of such persons in the proposed transaction, will be set forth in the definitive proxy statement of the Company when it is filed with the Company. You can find information regarding the directors and the executive officers of the Company its definitive proxy statement for its 2022 annual meeting of shareholders filed with the SEC on March 29, 2022.

This release shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any a jurisdiction and which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Media and Investor Relation Contact:

First Trinity Financial Corporation:

Travis Cantrell, General Counsel

Phone: 918‐249‐2438

Email: tcantrell@firsttrinityfinancial.com

Brickell L&A Holdings LLC:

Joe Metzger and Gayle Levy

Phone: 305‐921‐2801

Email: pressinquires@777part.com